EXHIBIT 99.1

Galapagos Announces Appointment of Fred Blakeslee as General Counsel

Mechelen, Belgium; October 16, 2025, 22:01 CET; Galapagos NV (Euronext & NASDAQ: GLPG) today announced the appointment of Mr. Fred Blakeslee as Executive Vice President and General Counsel effective October 16, 2025. Blakeslee is succeeding Ms. Valeria Cnossen, who will leave the Company after a short transition period.

“We are very pleased to welcome Fred to the executive team,” said Henry Gosebruch, CEO of Galapagos. “He brings a unique combination of top-tier legal expertise, global business transaction experience, and deep strategic understanding of the biopharma ecosystem. His proven track record of negotiating complex, high-impact partnerships and acquisitions, and fostering cross-functional collaboration, along with his strong commitment to patient-centric innovation, will be invaluable as we progress on our transformation journey.”

Gosebruch added, “On behalf of the entire leadership team and Board of Directors, I want to thank Valeria for her strong leadership, dedication and valuable contributions over the past three years. We wish her all the best in her future endeavors.”

Blakeslee most recently served as Vice President, Transactions, Legal at AbbVie, where he led global legal teams supporting business development and alliance management in complex mergers, acquisitions, licensing, and collaborations. His work included AbbVie’s landmark $63 billion acquisition of Allergan PLC, as well as numerous high-profile partnerships and transactions with companies such as Boehringer Ingelheim, ImmunoGen, and Genmab.

He began his career at Kirkland & Ellis LLP and later held senior roles at leading law firms, advising on private equity, corporate, and securities transactions across the biopharmaceutical and other industries. Blakeslee earned his Juris Doctor, cum laude, from Northwestern University School of Law and holds dual Bachelor’s degrees in Mathematics and Political Science, magna cum laude, from The Ohio State University. Based in Chicago, Illinois, Blakeslee also speaks French.

“I am honored and excited to join Galapagos at a pivotal time in the Company’s transformation,” said Blakeslee. “I look forward to working alongside Henry and the talented team to shape Galapagos’ next chapter, drive strategic growth while creating shareholder value, and bring innovations to patients through transformational business development transactions.”

About Galapagos
Galapagos is a biotechnology company with operations in Europe, the U.S., and Asia, dedicated to transforming patient outcomes through life-changing science and innovation for more years of life and quality of life. Focusing on high unmet medical needs, we synergize compelling science, technology, and collaborative approaches to create a deep pipeline of best-in-class medicines. With capabilities from lab to patient, including a decentralized cell therapy manufacturing platform, we are committed to challenging the status quo and delivering results for our patients, employees, and shareholders. Our goal is to meet current medical needs, and to anticipate and shape the future of healthcare, ensuring that our innovations reach those who need them most. For additional information, please visit www.glpg.com or follow us on LinkedIn or X.

For further information, please contact:

Media inquiries: Marieke Vermeersch +32 479 490 603 media@glpg.com	Investor inquiries: Glenn Schulman +1 412 522 6239 ir@glpg.com

Forward-looking statements
This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, including statements regarding the announced leadership transition and Executive Committee member appointment, Mr. Blakeslee's expected responsibilities and potential contributions to the company, the company’s strategic transformation and advancement of its clinical pipeline, and other statements contained in this press release that are not historical facts and statements identified by words such as “expects,” “anticipates,” “intends,” “vision,” “aims”, and “plans,” or words of similar meaning. These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to diﬀer materially from those referred to in the forward-looking statements and, therefore, the reader should not place undue reliance on them. These risks, uncertainties and other factors include, without limitation, the risk that we may not be able to realize the expected benefits from our planned leadership transition, that our leadership transition may be disruptive to our business operations, and those risks and uncertainties identified in our Annual Report on Form 20-F for the year ended 31 December 2024 and our subsequent filings with the SEC. The forward-looking statements contained herein are based on management’s current expectations and beliefs and speak only as of the date hereof, and Galapagos makes no commitment to update or publicly release any revisions to forward-looking statements in order to reflect new information or subsequent events, circumstances or changes in expectations, unless specifically required by law or regulation.